                                                                      EXHIBIT 12

                       AMERICAN INTERNATIONAL GROUP, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (IN MILLIONS, EXCEPT RATIOS)

                                                              NINE MONTHS             THREE MONTHS
                                                          ENDED SEPTEMBER 30,     ENDED SEPTEMBER 30,
                                                          --------------------    --------------------
                                                            1999        1998        1999        1998
                                                          --------    --------    --------    --------
Income before income taxes and minority interest........   $5,584      $4,621      $1,867      $1,624
Less -- Equity income of less than 50% owned persons....       18          83           4          10
Add -- Dividends from less than 50% owned persons.......       10          19           3           2
                                                           ------      ------      ------      ------
                                                            5,576       4,557       1,866       1,616
Add --
  Fixed charges.........................................    1,686       1,571         577         500
Less --
  Capitalized interest..................................       43          47          13          15
                                                           ------      ------      ------      ------
Income before income taxes, minority interest and fixed
  charges...............................................   $7,219      $6,081      $2,430      $2,101
                                                           ======      ======      ======      ======
Fixed charges:
  Interest costs........................................   $1,609      $1,505      $  551      $  478
  Rent expense*.........................................       77          66          26          22
                                                           ------      ------      ------      ------
          Total fixed charges...........................   $1,686      $1,571      $  577      $  500
                                                           ======      ======      ======      ======
Ratio of earnings to fixed charges......................     4.28        3.87        4.21        4.20

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* The proportion deemed representative of the interest factor.

     The ratio shown is significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, which exclude the effects of the operating results of AIGFP, are 6.89 and 6.12 for the third quarter and 7.00 and 6.00 for the first nine months of 1999 and 1998, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.